Exhibit 99.1

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

Wildcat Permian Services, LLC

Dallas, Texas

Report on the Financial Statement

We have audited the accompanying statements of operations and cash flows of Wildcat Permian Services, LLC (the “Company”) for the period from January 1, 2013 through October 6, 2013 and for the period from September 12, 2012 (inception) through December 31, 2012, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of these statements of operations and cash flows in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the statements of operations based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of operations are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statements of operations and cash flows referred to above present fairly, in all material respects, the results of operations of Wildcat Permian Services, LLC for the period from January 1, 2013 through October 6, 2013 and for the period from September 12, 2012 (inception) through December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

/s/ Hein & Associates LLP

Dallas, Texas

May 7, 2014

WILDCAT PERMIAN SERVICES, LLC

STATEMENTS OF OPERATIONS

	For the Period from January 1, 2013 through October 6, 2013	For the Period from September 12, 2012 (inception) through December 31, 2012
REVENUES	$2,968,084	$—
OPERATING COSTS AND EXPENSES:
Direct operating expenses	1,071,221	82,868
General and administrative	573,066	129,950
Depreciation	1,033,028	2,786

Total operating expenses	2,677,316	215,604
INCOME (LOSS) BEFORE INCOME TAXES	290,769	(215,604)

INCOME TAX EXPENSE	19,075	—

NET INCOME (LOSS)	$271,694	$(215,604)

See accompanying notes to these financial statements.

WILDCAT PERMIAN SERVICES, LLC

STATEMENTS OF CASH FLOWS

	For the Period from January 1, 2013 through October 6 2013	For the Period from September 12, 2012 (inception) through December 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$271,694	$(215,604)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,033,028	2,786
Changes in operating assets and liabilities:
Accounts receivable	(99,821)	—
Prepaid expenses	23,937	(51,862)
Inventory	(283,637)	—
Accounts payable	43,483	130,902

Net cash provided by (used in) operating activities	988,684	(133,778)
CASH FLOWS FROM INVESTING ACTIVITIES—
Additions to pipeline and equipment	(20,793,917)	(11,859,042)

Net cash used in investing activities	(20,793,917)	(11,859,042)
CASH FLOWS FROM FINANCING ACTIVITIES—
Capital contributions	16,559,000	17,809,000

Net cash provided by financing activities	16,559,000	17,809,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	(3,246,233)	5,816,180
CASH AND CASH EQUIVALENTS, beginning of period	5,816,180	—

CASH AND CASH EQUIVALENTS, end of period	$2,569,948	$5,816,180

NON-CASH CAPITAL CONTRIBUTIONS OF PIPELINE AND EQUIPMENT	$—	$2,191,000

See accompanying notes to these financial statements.

WILDCAT PERMIAN SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Wildcat Permian Services, LLC (the “Company”), a Texas limited liability company, was established on September 12, 2012 to acquire, own, maintain, develop, and sell midstream assets. The Company is currently primarily engaged in the purchase, sale, and transport of crude oil in Crockett, Reagan, Irion, Schleicher, and Upton Counties in West Texas.

As of December 31, 2012, the Company had not yet generated revenue from its planned principal business operations and was thus considered to be in the development stage. The Company completed the construction of the pipeline and commenced operations during the first quarter of 2013 and exited the development stage.

The Company is a limited liability company (“LLC”). As an LLC, the amount of loss at risk for each individual member is limited to the amount of capital contributed to the LLC and, unless otherwise noted, the individual member’s liability for indebtedness of an LLC is limited to the member’s actual capital contribution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pipeline and Equipment

Pipeline and equipment are recorded at cost less accumulated depreciation. Depreciation expense is provided using the straight-line method, which, in the opinion of management, is adequate to allocate the costs of these assets over the estimated useful lives as follows:

Pipelines and equipment	14 years
Computer equipment and vehicles	3 - 5 years

Depreciation expense for the period from January 1, 2013 through October 6, 2013 and September 12, 2012 (inception) through December 31, 2012 was $1,033,028 and $2,786, respectively.

Expenditures for maintenance and repairs are expensed as incurred. Costs of major replacements and improvements are capitalized. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from appropriate accounts and any gain or loss is included in income.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. Based upon this evaluation, no impairment expense was indicated period from January 1, 2013 through October 6, 2013 and September 12, 2012 (inception) through December 31, 2012.

Linefill

Pipelines generally require a minimum volume of product in the system to enable the system to operate. Such product, known as linefill, is generally not available to be withdrawn from the system. Linefill owned by the Company is recorded at historical cost, is included in property, plant and equipment in the balance sheet, and is not depreciated.

Revenue

The Company earns revenues from transportation and marketing fees from certain fixed-margin transactions related to the Company’s crude oil pipeline system in west Texas. The fixed-margin transactions are structured such that the Company purchases crude oil from a producer or supplier at a designated receipt point at an index price less a transportation fee, and simultaneously sell an identical volume of crude oil at a designated delivery point to the same party at the same index price, thereby locking a fixed margin that is, in effect, economically equivalent to a transportation fee. Sales of product are recognized at the time title to the product transfers to the purchaser, which typically occurs upon receipt of the product by the purchaser. Any transportation costs the Company incurs to ship product on third-party infrastructure are included in the price of product sold to customers, and are included within product revenues and costs of products sold. The Company generally reports fixed margin-based agreements net in the statements of operations.

Income Taxes

The Company is not subject to federal income taxation because the effects of its activities accrue to the members. Accordingly, no provision for federal income taxes is included in the accompanying financial statements.

The Company remains liable for state income taxes. Income tax expense or benefit represents the current tax payable or refundable for the period, plus or minus the tax effect of the net change in the deferred tax assets and liabilities. For the period from January 1, 2013 through October 6, 2013 and September 12, 2012 (inception) through December 31, 2012 income tax expense was $19,075 and $0, respectively.

The Company is subject to certain provisions related to uncertain tax positions. The Company has reviewed its pass-through status and determined no uncertain tax positions exist and no interest or penalties have been incurred. Penalties and interest are included in income tax expense in the event they are incurred. The Company’s income tax returns the periods ended 2013 and 2012 remain open for examination by the respective federal and state authorities.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting periods. Management has made certain estimates related to depreciation expense. Actual results could differ from those estimates.

Environmental

The Company may be subject to extensive environmental laws and regulations. These laws regulate the discharge of materials into the environment and maintenance of surface conditions and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. For the respective periods, the Company did not have any environmental expenditures.

3. SALE OF EQUITY INTERESTS

On October 7, 2013, Wildcat Midstream Mesquite, LLC, together with Approach Midstream Holdings LLC, the members in the Company, completed the sale of all of the equity interests of the Company to an affiliate of JP Energy Development, LP (“JP Energy”) for an initial purchase price of $210,000,000, subject to certain post-closing adjustments. No adjustment for discontinued operations has been recorded in the statements of operations as this form of presentation would not provide meaningful information for the reader as all of the equity interests in the Company were sold.

In connection with the closing of the sale, the members of the Company entered into an amendment to the crude oil purchase agreement with JP Energy and Approach Midstream Holdings LLC. The amendment, among other things, amended the transportation and marketing fee equal to a flat $1.25 per barrel (aggregating the base tariff and reservation fee as a bundled fee) from the previous fee structure which called for a variable fee based upon the number of barrels shipped through the pipeline during a given period.

4. RELATED PARTY TRANSACTIONS

Wildcat Midstream Holdings, LLC (“WMH”), a member of the Company, paid for certain initial construction costs of the Company’s pipeline assets as well as managing the day-to-day operations of the Company. The Company reimburses WMH on a quarterly basis for all general and administrative, payroll, construction, operations, and maintenance costs incurred on behalf of the Company. As a portion of this reimbursement, the Company pays a $33,000 monthly management fee to WMH for salary allocations of WMH employees who devote a portion of their time to the Company’s operations. For the period from January 1, 2013 through October 6, 2013 and September 12, 2012 (inception) through December 31, 2012, the Company reimbursed WMH $768,631 and $492,152, respectively.

Wildcat Field Services (“Field Services”) is a field services company owned by WMH that provides certain services to the Company related to the construction of its pipeline assets and equipment. For the period from January 1, 2013 through October 6, 2013, the Company had reimbursed Field Services $191,441. For the period from September 12, 2012 (inception) through December 31, 2012, the Company had reimbursed Field Services $8,305.

Approach Midstream Holdings LLC (“Approach”) is a member of the Company. The Company agreed to purchase Approach’s dedicated oil production from certain acreage in Crockett County for 10 years subject to certain conditions. For the period from January 1, 2013 through October 6, 2013, the Company earned transportation and marketing revenue and received fees of $1,648,994 associated with the volumes received from Approach.

5. COMMITMENTS AND CONTINGENCIES

The Company may be subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities, including product liability claims. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the results of operations of the Company.

The Company has entered into certain lease transactions for a lot and trailer facilities in Barnhart, Texas. Future minimum payments under operating leases as of October 6, 2013 were as follows:

2013	$3,570
2014	12,580
2015	9,350

$25,500

For the period from January 1, 2013 through October 6, 2013 and September 12, 2012 (inception) through December 31, 2012, the Company paid $20,829 and $1,683, respectively, in rent expenses related to these agreements.

6. CONCENTRATION OF CREDIT RISK

Approximately 99% of the Company’s revenue for the period of January 1, 2013 through October 6, 2013 was derived from transportation and marketing fees. Substantially all of the fees were derived from two customers with whom the Company has a recurring business relationship. If any of the purchasers were lost, there are alternative purchasers with whom relationships can be established.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 7, 2014, which is the date the financial statements were available to be issued. No events or transactions have occurred subsequent to the balance sheet date other than those that have already been discussed that might require recognition or disclosure in the consolidated financial statements.

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